Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders
For the Third Quarter ended
September 30, 2003



Head Office
Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
T (34) 98 583 1500
F (34) 98 583 2169

Investor Relations
1880 Queen Street East
P.O. Box 807
Toronto, ON M4L 3M9
T (416) 686 0386
F (416) 686 6326
E gold@rionarcea.com

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

(All dollar amounts in U.S. currency unless otherwise stated)

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported revenues of $14,880,400 for the third quarter of 2003 compared to $15,502,400 in the same period last year. Operating cash flow was $6,618,100 during the quarter compared to $5,150,500 a year ago. For the quarter, the Company reported net income of $433,800 ($0.00 per share) compared to $2,377,400 ($0.03 per share) in the same period of 2002.

For the nine months ending September 30, 2003, the Company increased its revenues to $45,253,100 from $40,280,500 for the same period of 2002. Operating cash flow amounted to $14,274,000 compared to $9,176,400 in the first nine months of 2002. Net income was $1,092,900 ($0.01 per share) for the period compared to $7,027,700 ($0.10 per share) in 2002.

Third Quarter Highlights

- Gold production of 43,403 ounces at a cash operating cost of $152 per ounce
- Revenues of $14.9 million
- Cash flows from operating activities of $6.6 million
- Working capital of $50.2 million, including cash and cash equivalents of $48.4 million
- Granting of exploitation licence at Aguablanca nickel project
- Closing of $47 million loan facility for the construction of Aguablanca
- Equity issue for gross proceeds of CDN$45.1 million ($32.9 million)
- Commencement of Carlés underground stope production
- Completion of Boinas East underground mining study

Subsequent Events

- Construction of Aguablanca nickel mine commenced in early October
- Aguablanca mining contract awarded to PEAL Group of Spain
- Acquisition of 85% of Explorationes Mineras del Cantábrico, S.L., owner of various mineral rights in the regions of Aragon, Extremadura and Asturias (Spain), including the Salave gold deposit

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes for the third quarter ended September 30, 2003 *(see note 2)*.

Results of Operations

Rio Narcea reported net income of $433,800 ($0.00 per share) for the third quarter of 2003 compared to $2,377,400 ($0.03 per share) during the same period last year. Revenue from gold sales in the third quarter was $14,880,400 from production of 43,403 ounces compared to $15,502,400 from production of 48,029 ounces in the corresponding 2002 period.

Rio Narcea reported net income of $1,092,900 ($0.01 per share) for the nine months period ended September 30, 2003 compared to $7,027,700 ($0.10 per share) during the same period last year. The lower profit in the first nine months of 2003 compared to the same period in 2002 was mainly due to the following non-operating related factors, as operations continued to perform well:

- Exchange rate variations, specifically the Euro/U.S. dollar: For the operating expenses, most of which are originally denominated in Euros (€), average exchange rates for each of the nine months ended September 30, 2003 and 2002 were $1.11/€ and $0.93/€, respectively, representing an increase of 20%. Had the exchange rates for that period been the same for both 2002 and 2003, the operating expenses would have been $7.5 million lower in 2003, thus increasing net income by the same amount. Also, the exchange rate variation affects the value of the monetary assets and liabilities on the balance sheet, which resulted in net gains (classified as Financial revenues and expenses), in the nine month period ended September 30, 2003, being lower than in the same period of 2002 by $0.9 million.

- During 2003, the Company has been conducting an aggressive exploration program on its mineral rights in Spain and Portugal. The exploration expenses incurred in the nine month period ended September 30, 2003 were $1.5 million higher than in the same period of 2002 (excluding the effect of exchange rate variations explained above).

The above-mentioned increased expenses have been partially offset by higher revenues from gold sales, which increased by $5.0 million in the comparable periods of 2002 and 2003 as a result of higher average spot prices.

Financial Highlights

(US$000 except where stated)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	**2003**	2002
Revenues	**14,880**	15,502	**45,253**	40,281
Net income (loss)	**434**	2,377	**1,093**	7,028
Net income (loss) per share – basic	**0.00**	0.03	**0.01**	0.10
Cash flow provided by operating activities	**6,618**	5,151	**14,274**	9,176
Weighted average shares outstanding – basic (in millions)	**98.5**	76.7	**94.2**	69.1

(US$000)	**September 30, 2003**	December 31, 2002
Working capital	**50,200**	9,069
Long-term debt, excluding current portion	**11,084**	13,593
Shareholders' equity	**109,584**	52,992

Rio Narcea realized an average gold price of $352 per ounce in the third quarter of 2003 versus $322 per ounce in the same period of 2002 ($347 and $307 per ounce in the nine month periods ended September 30, 2003 and 2002, respectively). The average spot price in the third quarter was $363 per ounce versus $314 per ounce for the same period in 2002.

For the nine months ended September, 2003, inventories of final products increased by 6,381 ounces due to ounces of gold produced being higher than ounces of gold sold in the period. These final products were sold during the first days of October. Inventories of final products are valued at production cost and amounted to $2,161,600 at September 30, 2003 ($406,600 as at December 31, 2002).

A reconciliation of gold sales, before giving effect to hedging transactions, to Gold sales in the consolidated statements of operations and deficit follows:

| | Three Months Ended September 30, | | | | Nine Months Ended September 30, | | | |
| | **2003** | | 2002 | | **2003** | | 2002 | |
	$000	**$/oz**	$000	$/oz	**$000**	**$/oz**	$000	$/oz
Gold sales before hedging	**15,904**	**352**	14,944	322	**44,586**	**347**	38,167	307
Cash gold hedging effect	**-**	**-**	-	-	**(19)**	**(0)**	-	-
Cash foreign exchange hedging effect	**-**	**-**	(9)	(0)	**-**	**-**	(291)	(2)
Realized gold sales	**15,904**	**352**	14,935	322	**44,567**	**347**	37,876	305
Non-cash gold hedging effect	**(319)**	**(7)**	271	6	**(945)**	**(7)**	866	7
Gold sales after hedging	**15,585**	**345**	15,206	328	**43,622**	**340**	38,742	312
Effect of the variation in the inventories of final products (*)	**(705)**		296		**1,631**		1,539	
Gold sales	**14,880**		15,502		**45,253**		40,281	
Average spot price		**363**		314		**354**		306
Production (oz)		**43,403**		48,029		**134,664**		134,820
Sales (oz)		**45,140**		46,383		**128,283**		124,305

(*) Final products are valued at production cost.

Operating expenses in the third quarter of 2003 increased to $14,160,600 compared to $11,924,500 for the same period last year, as a result of the significant strengthening of the Euro against the U.S. dollar (refer to the above-mentioned explanation). In terms of cost per ounce, cash operating costs per ounce (see Non-GAAP measures section) increased to $152 per ounce in the third quarter of 2003 from $130 per ounce for the same period in 2002, mainly as a result of lower gold production and a stronger Euro, partially offset by a reduction in stripping expenditures. Total production costs (see Non-GAAP measures section) were $300 per ounce in the third quarter of 2003 compared to $215 per ounce in the third quarter of 2002.

Depreciation and amortization expenses for the third quarter increased to $2,839,600 compared to $2,006,400 for the third quarter of 2002. For each of the nine month periods ended September 30, 2003 and 2002, depreciation and amortization amounted to $7,960,300 and $6,880,400, respectively, equivalent to $59 per ounce and $51 per ounce, respectively (€53 per ounce and €55 per ounce, respectively).

Exploration expenses amounted to $818,500 ($0.5 million on the Corcoesto and Lugo gold projects, and $0.3 million on the Ossa Morena nickel project) in the third quarter compared to $1,151,900 during the same period in 2002 ($5,434,100 and $3,058,800 for the nine month periods ended September 30, 2003 and 2002, respectively).

Administrative and corporate expenses decreased to $730,000 in the third quarter from $958,400 during the corresponding period of 2002.

Financial revenues and expenses amounted to net expenses of $286,000 in the third quarter of 2003 compared to $1,200,500 for the corresponding period in 2002.

Operations Review

El Valle and Carlés gold mines

During the third quarter, the Company produced 43,403 ounces of gold at a cash operating cost of $152 per ounce. The El Valle plant processed 199,928 tonnes of ore at an average gold grade of 7.2 g/t with recoveries of 94.4%, performing at design capacity with continuing above budget recovery rates. The Company is on target to produce 170,000 ounces of gold at a cash operating cost of $135 per ounce in 2003.

The intensive cyanidation circuit commissioned at the end of 2002 continued to achieve its objective of facilitating the recovery of a greater portion of the contained gold in the form of high margin dore instead of gravity concentrates with their associated higher smelting, refining and transportation costs.

The El Valle plant received 24,305 tonnes of ore for treatment from the Carlés Mine during the quarter. The Carlés ore continued to be fed into the plant at an approximate 15% blend with the El Valle ore. Significant process improvements during 2003 have resulted in the production of higher quality concentrates from this ore blend, specifically as a result of the reduction in arsenic and bismuth levels.

The Company completed mining of the Charnela zone in mid-August. Stripping of the Caolinas satellite pit (north corner of the El Valle pit) and associated work to re-route the access road and other services continued on schedule with mineral extraction expected to start before year-end.

As of September 30, 2003, stockpiled ore totaled 612,844 tonnes averaging 5.7 g/t gold.

The Company completed infrastructure preparation and is continuing with resource extension drilling at Carlés East. Mining started in July with stope production commencing in August, ramping up to 5,500 tonnes in September and increasing to the planned 10,000 tonnes in October. Ore grades have been better than expected at close to 8.0 g/t gold. Underground development to access the Carlés North orebody was completed during the quarter and definition drilling started in August.

The Company has awarded the contract for underground mining at Boinas East and Carlés to INSERSA, a well established Spanish underground mining contractor.

Having recently completed the Boinas East underground mining study, planning is now well underway for mining and treatment of the underground ore from 2004 onwards. The upper zones will be mined by mechanized cut and fill and the lower zones by benching. Production from Boinas East underground is expected to commence in the first quarter of 2004 but the ore will be stockpiled until the end of 2004. The plan is to process that ore separately from 2005 onwards to take advantage of its significantly higher copper values and low impurity levels to produce a clean copper concentrate as well as dore.

For 2004, it is expected that the plant will process the stockpiled El Valle open pit ore and Carlés underground ore along with approximately 160,000 tonnes of high-grade ore from Nalunaq, Greenland. Negotiations with Crew Development with respect to treatment of the Nalunaq ore are proceeding satisfactorily (refer to the Company's press release of September 12, 2003). The Company anticipates the plant output to be over 200,000 ounces in 2004, including Nalunaq's gold production.

The following table provides a summary of operations for the third quarter and first nine months of 2003 compared with the same periods in 2002:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	**2003**	2002
Tonnes of ore milled	**199,928**	196,181	**579,566**	563,825
Grade (g/t)	**7.2**	8.1	**7.7**	7.9
Recovery (%)	**94.4**	94.0	**93.9**	94.0
Gold production (oz)	**43,403**	48,029	**134,664**	134,820
Cash operating cost ($/oz)(*)	**152**	130	**133**	143
Total operating cost ($/oz)(*)	**326**	248	**335**	256

(*) See Non-GAAP measures section.

Aguablanca nickel project

In August 2003, Rio Narcea awarded the engineering lump sum contract for the construction of the project to Fluor Corporation. The contract totals €17.1 million (approximately $19.9 million) plus A$21.8 million (approximately $14.9 million), to be paid on a milestone basis.

Subsequently, the Company closed a $47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the project. The loan facility calls for a mandatory hedging program to cover 50% of nickel payable to be implemented prior to any drawdowns. Rio Narcea is currently renegotiating this requirement with the banks. Loan drawdowns under this credit facility have not started.

The Company commenced construction of the Aguablanca mine in early October. As of the end of the third quarter of 2003, approximately $13 million has been spent on project development and construction. Capital expenditures for Aguablanca have been revised upward to $70 million from the feasibility study estimate of $62.5 million (including VAT and necessary working capital) primarily due to the strengthening of the Euro versus the U.S. dollar ($1.15:€$1.0) (€1.0:$1.15)?. The additional funds required to finance the construction of the project will come from a US$6.5 million VAT reimbursement loan, available cash resources of the Company and drawdowns under the above-mentioned credit facility.

The Company has obtained the following subsidies from the Spanish government for the development of Aguablanca: (1) a subsidy equivalent to an interest rate of 2.5% over the life of the loan facility on the first €35 million ($39 million) drawn down. The subsidy is subject to the execution of certain agreements between the Extremadura Regional Government and the lenders under the loan facility; (2) a non-reimbursable subsidy of approximately $7.4 million (€6.7 million) from the Regional Development Department of the Government of Spain; and (3) a $2.0 million subsidized loan at zero interest-rate from the Ministry of Science and Technology to be repaid from 2008 to 2017.

The Aguablanca open pit mine is expected to have an annual production averaging approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM over a mine life of 10.5 years. Start-up of the mine is still scheduled for mid-2004.

Development and Exploration Projects

Gold Projects

The Company completed a total of 6,100 meters of drilling in 68 holes on its gold properties during the third quarter. The Company concentrated its drilling activities on underground reserve definition at Carlés, continued underground and surface exploration at El Valle, completion of sterilization drilling at Corcoesto and evaluation of near-surface mineralization on the Lugo gold project.

El Valle underground development and exploration

Australian Mining Consultants have completed the underground mining study of the Boinas East zone. Approximately 91,000 ounces were added to the mineral reserves and will be extracted by a combination of cut and fill and benching at a cash operating cost of approximately €230 per ounce. Continued exploration and definition drilling to the east and south of the Boinas East zone is expected to result in an additional 50,000 ounces of mineral resources.

Exploration drilling at El Valle is testing the strike extensions of gold mineralization along the eastern margin of the open pit where hole VAL 208 intercepted 56.5 meters averaging 9.9 g/t gold at a depth of 18.6 meters (refer to the Company's press release of August 25, 2003). Five holes drilled from the surface intersected four individual zones approximately 40 meters to the north of hole VAL 208 assaying an average of 5.4 g/t gold with an average width of 9.6 meters. Approximately 20 meters to the south of hole VAL 208, the drilling also defined a southeasterly extension of the mineralization into four zones averaging 2.8 meters in width and assaying an average 27.7 g/t gold, after discounting a high-grade interval of 1.35 meters assaying 369 g/t gold.

When put into context with earlier drilling results, the mineralized zone defined in these holes forms part of a prospective area of mineralization below the eastern wall of the El Valle pit that remains open along a 600 meter strike length that extends from Area 107 in the south to the location of VAL 3 in the north, which intercepted 15.3 meters averaging 9.8 g/t gold. A preliminary assessment currently indicates that this area cannot be mined by extending the open pit but may be amenable to underground methods. The area has at least five zones of mineralization dipping 80 degrees to the east distributed over a horizontal width of at least 200 meters between the upper intercept in VAL 208 and a deeper interval in the hole assaying 13.5 g/t over a width of 5.8 meters at a depth 278 meters. Both the width and northeastern strike extension of the prospective area remain open as no holes to date have defined these geological limits. The Company will continue to test both the continuity of individual zones and the limits of mineralization to the east of the El Valle pit during the fourth quarter. A decision will then be made regarding a new crosscut to allow drilling access to this mineralized zone.

Underground drilling at El Valle tested selected areas in the Monica zone to finalize the model for the feasibility study and explored Area 107 to define the strike extension of a zone of gold mineralization intercepted in drill hole VAL 1034 that averaged 30.1 g/t gold over a width of 4.8 meters (refer to the Company's press release of August 25, 2003). VAL 1036, drilled to test the zone at the same level and 50 meters along strike to the southeast, intercepted 2.1 meters assaying 8.3 g/t and 3.4 meters assaying 4.8 g/t gold. VAL 1037, targeting a position 50 meters above the zone, intercepted 7.8 meters assaying 4.8 g/t and 1.6 meters assaying 5.5 g/t gold. Area 107 now has a strike length of approximately 350 meters but contains highly variable widths and grades of gold mineralization. Additional drilling in Area 107 will be required to determine if the area contains potentially mineable zones of gold mineralization.

<u>Corcoesto heap leach gold project</u>

The sterilization drilling program at Corcoesto completed the minimum requirements for a feasibility study on the project. Although final results for the study were anticipated during the third quarter, conflicting metallurgical test results on some of the core samples from the project have necessitated additional independent testing, which is being conducted by McClelland Laboratories Inc. of Sparks, Nevada, USA. Additional exploration on the property will be contingent upon the final results of the feasibility study.

<u>Lugo gold project</u>

Exploration activities on the Lugo gold project completed an additional 1,074 meters of drilling in ten holes during the quarter. The Company has now drilled a total of 24 holes totaling 2,815 meters on the project. Work concentrated on the Chousa target where three possible north-south oriented zones of near-surface mineralization are being investigated by shallow drilling and trenching. Each of the zones are within 15 meters of the surface, have a possible strike length of 700 to 800 meters and range from 50 to 100 meters in average width. Representing the eroded and supergene enriched remnants of a thrust hosted breccia, the zones have highly variable grades. Future work on the project will include a limited program of shallow drilling to establish the geometry and grade continuity of these areas.

Nickel Projects

Rio Narcea completed 4,033 meters of drilling in 16 holes on the Company's nickel sulfide properties in southern Spain and Portugal during the second quarter. The program included sterilization and limited exploration drilling in the immediate vicinity of the Aguablanca deposit while advancing exploration on four new nickel targets in the Ossa Morena zone.

<u>Ossa Morena project</u>

With the completion of hole Tej-10, exploration drilling has been discontinued for the year on the Tejadillas target located 65 kilometers west of Aguablanca. The 10 drilled holes totaling 3,306 meters have defined two horizons of ultramafic rocks containing sub-economic disseminated magmatic sulfide mineralization with drill intercepts ranging up to 46 meters averaging 0.21% Ni, 0.08% Cu and 166 ppm Co. Using a 0.2% Ni cut-off grade, the main mineralized zone has an average true thickness of 15 meters with a proven continuity of at least 300 meters along strike. Hole Tej-4 contained the best high-grade intercept at a down hole depth of 170 meters with 0.2 meters averaging 1.4% Ni, 0.2% Cu and 675 ppm Co.

The drilling at Tejadillas has focused on an area that represents less than one third of the surface expression of the Tejadillas intrusive that contains many of the favorable indicators for hosting an economic deposit. South of the current target, the multiple-phase intrusive contains several strong EM conductors, magnetic anomalies and moderate soil anomalies that remain to be investigated under a future budget.

Exploration drilling is in progress on three additional exploration targets on the Ossa Morena project. Drill holes for down-hole EM surveys are evaluating well developed soil nickel anomalies in mafic and ultramafic rocks with related magnetic and IP anomalies at Argallon,

60 kilometers northeast of Aguablanca, at Olivensa, 110 kilometers northwest of Aguablanca, and at Elvas on the Campo Maior property of southern Portugal.

Capital Resources and Liquidity

The Company ended the quarter with $48,390,400 of cash and cash equivalents and $50,199,900 of working capital. Additionally, the Company has $53,000,000 of available cash resources from its undrawn bank credit facilities.

Cash flow from operating activities totaled $6,618,100 in the third quarter of 2003 compared to $5,150,500 in the same period in 2002 as a result of continued good operating results and higher gold prices. Before working capital adjustments, cash flow from operating activities was $7,134,400 compared with $7,024,500 in the same period of 2002.

Investing activities during the third quarter consumed $12,067,400 compared to $175,300 in the same period of 2002. Expenditures on mineral properties totaled $12,327,500 for the third quarter of 2003 and $19,702,600 year-to-date. This compares to $1,462,400 and $3,196,100 for the same periods in 2002. Expenditures on mineral properties included $2,357,300 for mine development, $9,352,200 for land, buildings and equipment and $618,000 for other assets, of which a total of $9,423,300 is related to the construction and development of the Aguablanca project ($13,146,700 year-to-date). For the third quarter of 2002, expenditures on mineral properties were $989,300 for development and exploration, and $473,100 for underground development and buildings.

Expenditures for the remainder of 2003 are expected to include approximately $23 million for the continued construction of the Aguablanca plant facility. The Company expects to fund these expenditures from existing cash and cash equivalents balances and drawdowns under the debt facilities with Investec/Macquarie and Barclays. The Company is holding part of its cash in Euros and Australian dollars for the planned capital expenditures on its Aguablanca project to mitigate the effect of any future exchange rate fluctuations in these currencies.

The Company received $663,000 from the exercise of stock options during the third quarter of 2003.

On September 11, 2003, the Company completed an equity financing of 16,100,000 units at a price of CDN$2.80 per unit for gross proceeds of CDN$45,080,000 ($32,858,800). Net proceeds received after payment of expenses related to the offering were $31,094,200. Each unit consists of one common share and one-half of one common share purchase warrant, which are detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date. The net proceeds are being used to fund the equity portion of the construction of the Aguablanca project, to reduce corporate debt and for general working capital purposes.

For the third quarter of 2003, proceeds from bank loans totaled $281,700. Financing fees and bank loans amounted to $90,900. Repayments of bank loans during the quarter totaled $1,311,000, which included the remaining 50% of the October 2003 installment payment of $1.2 million payable to Deutsche Bank.

Balance Sheet

The carrying value of mineral properties, net of depreciation, amounted to $47,003,100 at September 30, 2003 compared to $27,712,700 at December 31, 2002. At September 30, 2003, the Company's total assets were $148,333,700 compared to $86,240,500 at December 31, 2002.

Inventories increased to $5,015,300 as of September 30, 2003 from $2,315,800 as of December 31, 2002. This increase is due to the fact that not all of the gold produced during the nine months ended September 30, 2003 was sold by the end of that period (6,381 ounces) and to an increase of approximately $0.8 million in mine operating supplies.

As of September 30, 2003, current liabilities amounted to $20,214,500 compared to $15,690,500 at December 31, 2002. The increase is due to additional expenditures during the quarter for the construction of the Aguablanca mine, which had not been paid in the quarter.

As of September 30, 2003, shareholders' equity increased to $109,583,800 from $52,992,100 at December 31, 2002. This increase resulted primarily from equity issues totaling $47,759,700, the exercise of employee and non-employee stock options for $1,638,800, and positive translation adjustments of $6,100,400.

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three Months Ended September 30, | | | | Nine Months Ended September 30, | | | |
| | **2003** | | 2002 | | **2003** | | 2002 | |
	$000	**$/oz**	$000	$/oz	**$000**	**$/oz**	$000	$/oz
Deferred stripping and other mining expenses	**6,478**	**149**	5,991	124	**19,663**	**146**	15,701	116
Plant expenses	**3,564**	**82**	2,118	44	**8,620**	**64**	6,444	48
Smelting, refining and transportation	**614**	**14**	521	11	**1,349**	**10**	2,702	20
Sale of by-products	**(504)**	**(11)**	(298)	(6)	**(943)**	**(7)**	(2,267)	(17)
Adjustments [b] :								
Reclamation costs	**(186)**	**(4)**	(139)	(3)	**(466)**	**(3)**	(263)	(2)
Stripping [c]	**(3,382)**	**(78)**	(1,936)	(40)	**(10,366)**	**(77)**	(3,023)	(22)
Cash operating cost [a]	**6,584**	**152**	6,257	130	**17,857**	**133**	19,294	143
Depreciation and amortization expenses	**2,840**	**66**	2,006	42	**7,960**	**59**	6,880	51
Adjustments [b]	**3,568**	**82**	2,075	43	**10,832**	**80**	3,286	24
Total production cost	**12,992**	**300**	10,338	215	**36,649**	**272**	29,460	218
Administrative and corporate expenses	**730**	**17**	959	20	**3,198**	**24**	2,283	17
Exploration costs	**818**	**18**	1,152	24	**5,434**	**40**	3,059	23
Other income (expense)	**(379)**	**(9)**	(524)	(11)	**(131)**	**(1)**	(217)	(2)
Total operating cost	**14,161**	**326**	11,925	248	**45,150**	**335**	34,585	256
Production (oz)	**43,403**		48,029		**134,664**		134,820	

(a) Cash operating cost and Total production cost per ounce data is calculated in accordance with The Gold Institute Production Cost Standard. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

(b) Reclamation costs and Stripping is adjusted in the calculation of the Cash operating cost and then considered again in the calculation of the Total production cost.

(c) In 2003, amortization of previous stripping, (calculated on a unit-of-production basis) was higher than actual stripping expenses incurred, which have been significantly reduced. However, in 2002, amortization of stripping was lower than expenses incurred.

Outlook

The company continues to forecast gold production of approximately 170,000 ounces at a projected cash operating cost of $135 per ounce for 2003 from the El Valle and Carlés operations.

There are no major capital expenditures budgeted at the gold operations during the remainder of 2003, other than the continuation of underground development below the mined out Boinas East pit and at Carlés East. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle operation.

Construction of the Aguablanca nickel mine is currently on schedule and on budget with start-up expected in mid-2004. The Company expects to spend approximately $23 million in the fourth quarter to advance the construction of the project. Exploration will also continue on several targets within the Ossa Morena zone.

The Company is continuing its evaluation of development opportunities in Spain and various other parts of the world, which have the potential of meeting the Company's investment criteria and enhancing shareholder value.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

(stated in U.S. dollars)	September 30, 2003 $	December 31, 2002 $
ASSETS		
Current		
Cash and cash equivalents	48,390,400	7,736,500
Restricted cash	319,900	287,900
Inventories	5,015,300	2,315,800
Stockpiled ore	6,746,500	6,290,300
Accounts receivable		
Government grants	1,049,300	581,700
VAT and other taxes	3,677,300	2,571,100
Trade receivables	2,841,400	2,562,300
Other current assets *(note 6)*	2,374,300	2,413,800
Total current assets	70,414,400	24,759,400
Mineral properties, net *(note 3)*	47,003,100	27,712,700
Deferred stripping costs, net	20,026,800	27,804,700
Other assets *(note 6)*	10,889,400	5,963,700
	148,333,700	86,240,500
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term bank indebtedness	571,600	151,400
Accounts payable and accrued liabilities *(note 6)*	16,808,900	11,489,900
Current portion of long-term debt	2,834,000	4,049,200
Total current liabilities	20,214,500	15,690,500
Other long-term liabilities *(note 6)*	7,451,200	3,965,100
Long-term debt	11,084,200	13,592,800
Total liabilities	38,749,900	33,248,400
Shareholders' equity		
Common shares *(note 4)*	133,493,100	84,098,400
Non-employee stock options *(note 4)*	4,624,300	706,800
Special warrants *(note 4)*	—	3,913,800
Common share purchase options, related to debt	972,900	972,900
Deficit	(28,257,300)	(29,350,200)
Cumulative foreign exchange translation adjustment	(1,249,200)	(7,349,600)
Total shareholders' equity	109,583,800	52,992,100
	148,333,700	86,240,500

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2003	**2002**	**2003**	**2002**
(stated in U.S. dollars)	$	$	$	$
OPERATING REVENUES				
Gold sales	**14,880,400**	15,502,400	**45,253,100**	40,280,500
	14,880,400	15,502,400	**45,253,100**	40,280,500
OPERATING EXPENSES				
Deferred stripping and other mining expenses	**(6,477,800)**	(5,990,700)	**(19,663,000)**	(15,700,600)
Plant expenses	**(3,564,300)**	(2,118,300)	**(8,619,700)**	(6,443,700)
Smelting, refining and transportation	**(614,200)**	(521,300)	**(1,349,300)**	(2,701,500)
Sale of by-products	**504,400**	298,400	**942,900**	2,266,700
Depreciation and amortization expenses	**(2,839,600)**	(2,006,400)	**(7,960,300)**	(6,880,400)
Exploration costs	**(818,500)**	(1,151,900)	**(5,434,100)**	(3,058,800)
Administrative and corporate expenses	**(730,000)**	(958,400)	**(3,197,900)**	(2,283,000)
Other income (expenses)	**379,400**	524,100	**131,500**	216,200
	(14,160,600)	(11,924,500)	**(45,149,900)**	(34,585,100)
Operating earnings (loss)	**719,800**	3,577,900	**103,200**	5,695,400
FINANCIAL REVENUES AND EXPENSES				
Interest income	**69,500**	34,200	**244,000**	57,400
Foreign currency exchange gain (loss)	**(5,800)**	(739,300)	**1,933,300**	2,824,400
Interest expense and amortization of financing fees	**(349,700)**	(495,400)	**(1,187,600)**	(1,549,500)
	(286,000)	(1,200,500)	**989,700**	1,332,300
Income (loss) before income tax	**433,800**	2,377,400	**1,092,900**	7,027,700
Provision for income tax	**—**	—	**—**	—
Net income (loss)	**433,800**	2,377,400	**1,092,900**	7,027,700
Deficit, beginning of period	**(28,691,100)**	(34,397,400)	**(29,350,200)**	(39,047,700)
Deficit, end of period	**(28,257,300)**	(32,020,000)	**(28,257,300)**	(32,020,000)
Net income (loss) per share – basic	**0.00**	0.03	**0.01**	0.10
Net income (loss) per share – diluted	**0.00**	0.03	**0.01**	0.09
Weighted average common shares outstanding – basic *(note 4)*	**98,538,853**	76,667,810	**94,156,143**	69,106,137
Weighted average common shares outstanding – diluted *(note 4)*	**106,292,474**	82,654,346	**99,170,375**	75,532,375

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2003	**2002**	**2003**	**2002**
(stated in U.S. dollars)	$	$	$	$
OPERATING ACTIVITIES				
Net income (loss)	**433,800**	2,377,400	**1,092,900**	7,027,700
Add (deduct) items not requiring cash				
Depreciation and amortization	**2,839,600**	2,006,400	**7,960,300**	6,880,400
Deferred financing fees	**90,000**	97,800	**279,200**	256,000
Reclamation liability accrual and				
Other long-term liabilities	**185,900**	139,200	**466,300**	262,700
Foreign exchange	**(148,000)**	546,100	**(1,377,600)**	(2,358,500)
Accretion of interest on long-term debt	**44,100**	41,500	**132,200**	241,400
Non-cash put/call program income	**318,700**	(270,800)	**945,000**	(865,900)
Options and shares granted	**—**	184,000	**174,900**	473,400
Amortization of deferred stripping costs	**4,924,500**	4,999,800	**15,306,000**	12,787,700
Deferred stripping expenditures	**(1,542,300)**	(3,063,800)	**(4,940,100)**	(9,764,600)
Purchase premium of the purchased call options	**(11,900)**	(33,100)	**(1,993,600)**	(1,069,400)
Changes in components of working capital				
Inventories	**1,067,900**	(22,400)	**(2,329,700)**	(1,462,500)
Stockpiled ore	**(140,100)**	(651,300)	**75,600**	(406,000)
VAT and other taxes	**(74,800)**	(441,200)	**(782,800)**	(297,800)
Trade receivables	**(410,300)**	660,700	**(279,100)**	388,100
Other current assets	**(426,500)**	729,400	**46,000**	24,100
Accounts payable and accrued liabilities	**(532,500)**	(2,149,200)	**(501,500)**	(2,940,400)
Cash provided by operating activities	**6,618,100**	5,150,500	**14,274,000**	9,176,400
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(12,327,500)**	(1,462,400)	**(19,702,600)**	(3,196,100)
Grant subsidies received from the				
Spanish Government	**1,700**	1,521,500	**282,500**	1,924,200
Long-term deposits and restricted investments	**258,400**	(234,400)	**53,000**	(266,200)
Cash used in investing activities	**(12,067,400)**	(175,300)	**(19,367,100)**	(1,538,100)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	**663,000**	4,081,400	**1,463,800**	4,249,600
Proceeds from issue of special warrants	**32,858,800**	1,726,100	**50,589,700**	4,548,800
Financing fees on issue of special warrants	**(1,764,600)**	(41,700)	**(2,830,000)**	(446,900)
Proceeds from bank loans and other				
long-term liabilities	**281,700**	—	**384,700**	—
Financing fees on bank loans	**(90,900)**	—	**(422,300)**	—
Repayment of bank loans	**(1,311,000)**	(6,747,700)	**(4,011,600)**	(10,686,800)
Cash provided by (used in) financing activities	**30,637,000**	(981,900)	**45,174,300**	(2,335,300)
Foreign exchange gain (loss) on cash held in foreign currency	**(121,500)**	(257,300)	**572,700**	(368,500)
Net increase in cash during the year	**25,066,200**	3,736,000	**40,653,900**	4,934,500
Cash and cash equivalents, beginning of period	**23,324,200**	3,003,600	**7,736,500**	1,805,100
Cash and cash equivalents, end of period	**48,390,400**	6,739,600	**48,390,400**	6,739,600
Supplemental cash flow information				
Interest paid in cash	**166,500**	300,400	**774,800**	1,039,300
Income taxes paid in cash	**—**	—	**—**	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. ("RNGMSA"), Rio Narcea Recursos, Ltd. ("RNRLtd"), Rio Narcea Recursos, S.A. ("RNRSA"), Rio Narcea Nickel, S.A. ("RNNSA") and Naraval Gold, S.L. ("Naraval").   The Company was incorporated under the Canada Business Corporations Act on February 22, 1994 as a numbered company and began operations on July 8, 1994 with the acquisition of RNGMSA.

Investment in mineral properties

The Company started construction of the El Valle open pit mine ("El Valle") in the first quarter of 1997, with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit mine ("Carlés"). The Company received a positive bankable feasibility study for the open pit portion of the Aguablanca nickel deposit in July 2002, received a positive environmental impact declaration in June 2003, and started construction in early October 2003.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop the mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, and Aguablanca nickel project.

2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company's audited financial statements for the year ended December 31, 2002. The unaudited interim financial statements and related notes do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

3. MINERAL PROPERTIES

Aguablanca

In August 2003, the Company awarded the engineering lump sum contract for the construction of the Aguablanca plant to Fluor Corporation, with whom it has been advancing the engineering plans for the plant construction under an interim contract. The contract totals €17.1 million (approximately $19.9 million) plus A$21.8 million (approximately $14.9 million), to be paid on a milestone basis.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

3. MINERAL PROPERTIES (continued)

Subsequently, on August 21, 2003, the Company finalized a $47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the project. The financing facility includes a six year senior amortizing loan facility of $40 million repayable in equal semi-annual installments, a subordinated convertible loan facility of $5 million at a conversion price of $1.43 (calculated as a 130% premium to the average closing price of Rio Narcea's shares during the months of November and December 2002), a stand-by senior cost over-run facility of $2 million, a nickel and copper hedging facility to cover the equivalent of 50% of payable nickel during the term of the loan (equivalent to 18% of the open pit reserves), and a foreign exchange hedging facility to cover the equivalent of 66% of the operating expenses denominated in Euros during the term of the loan.

In addition, Rio Narcea was granted the following subsidies from the Spanish government for the development of Aguablanca: (1) a subsidy equivalent to an interest rate of 2.5% over the life of the loan facility on the first €35 million ($39 million) drawn down. The subsidy is subject to the execution of certain agreements between the Extremadura Regional Government and the lenders under the loan facility; (2) a non-reimbursable subsidy of approximately $7.4 million (€6.7 million) from the Regional Development Department of the Government of Spain; and (3) a $2.0 million subsidized loan at zero interest-rate from the Ministry of Science and Technology to be repaid from 2008 to 2017.

4. SHARE CAPITAL

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

	Shares #	Amount $
Common shares		
Balance, December 31, 2002	71,729,626	84,098,400
Issuance of cash		
Exercise of employee stock options	1,264,167	1,031,600
Exercise of non-employee stock options	615,896	626,200 (*)
Exercise of special warrants		
Issued in March 2002	9,900,000	3,913,800
Issued in February 2003	12,000,000	16,282,500
Issued in September 2003	16,100,000	27,540,600
Balance, September 30, 2003	111,609,689	133,493,100

(*) Includes $193,900 related to the fair value of the exercised stock options, which had been initially recorded in Stock options.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

4. SHARE CAPITAL (continued)

Non-Employee stock options

Non-employee stock options outstanding as at September 30, 2003 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
1,000,000	1,000,000	$0.77	1.6	693,600
150,104	150,104	$0.80	0.5	40,800
527,000	527,000	$2.39	0.9	336,400
8,050,000	8,050,000	$5.00	5.0	3,553,500
9,727,104	**9,727,104**	**$4.36**	**4.4**	**4,624,300**

During 2002, the Company issued 833,332 stock options to HSBC in consideration for consulting services provided. An additional 166,668 stock options with the same terms were issued in January and February 2003 under the same consulting agreement. No other stock options are pending to be issued in this respect.

In addition, in February 2003, the Company issued 600,000 stock options to Haywood Securities Inc., Griffiths McBurney & Partners, Dundee Securities Corporation and Salman Partners Inc., as part of the agent fees in relation to the special warrants issued on that date *(see "Special warrants" section below)*.

On September 11, 2003 the Company issued 8,050,000 common share purchase warrants in connection with the agreement entered into with a syndicate of underwriters for the issue of 16,100,000 units *(see "Special warrants" section below)*.

Special warrants

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 ($4,548,800) of which CDN$2,667,000 ($1,773,000) was initially escrowed pending receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest. Net proceeds received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the 693,000 additional warrants granted to the agent as part of its fees).

Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002 due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares were issuable upon exercise of the special warrants.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

4. SHARE CAPITAL (continued)

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of CDN$2.25 per special warrant for gross proceeds of CDN$27,000,000 ($17,730,900). Net proceeds received after payment of expenses related to the offering were $16,665,500 (excluding expenses of $383,000, being the fair value of 600,000 additional stock options granted to the agent as part of its fees). Each special warrant entitled the holder to acquire, without further payment, one common share of the Company.

On March 7, 2003, the Company obtained a receipt for a final prospectus that qualified the special warrants issued in March 2003 and in February 2002, respectively, and all the special warrants were exercised into common shares of the Company on March 14, 2003.

On August 22, 2003, Rio Narcea entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc., Haywood Securities Inc. and Sprott Securities Inc. under which the underwriters agreed to buy 16,100,000 units from Rio Narcea and sell to the public at a price of CDN$2.80 per unit for gross proceeds of CDN$45,080,000 ($32,858,800). Net proceeds received after payment of expenses related to the offering were $31,094,200. Each unit consists of one common share and one-half of one common share purchase warrant, which are detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which was September 11, 2003. On September 4, 2003, the Company obtained a receipt for a final prospectus that qualified the units. The common share purchase warrants began trading on the Toronto Stock Exchange on September 11, 2003 under the symbol "RNG.WT".

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at September 30, 2003 were exercised or converted:

	Number of shares
Common shares outstanding at September 30, 2003	111,609,689
Options to purchase common shares	
Employee Stock Option Plan	5,040,468
Share purchase options related to debt	3,500,000
Options issued to service suppliers	9,727,104
	129,877,261

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

4. SHARE CAPITAL (continued)

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003	**2002**	**2003**	**2002**
	$	**$**	**$**	**$**
Basic income (loss) per share computation				
Numerator:				
Net income (loss)	**433,800**	2,377,400	**1,092,900**	7,027,700
Net income (loss) applicable to common shares	**433,800**	2,377,400	**1,092,900**	7,027,700
Denominator				
Weighted average common shares outstanding	**98,538,853**	71,287,375	**89,962,736**	67,292,950
Weighted average special warrants outstanding	**—**	5,380,435	**4,193,407**	1,813,187
Sum	**98,538,853**	76,667,810	**94,156,143**	69,106,137
Basic income (loss) per common share	**0.00**	0.03	**0.01**	0.10
Diluted income (loss) per share computation				
Numerator:				
Net income (loss)	**433,800**	2,377,400	**1,092,900**	7,027,700
Net income (loss) applicable to common shares, assuming dilution	**433,800**	2,377,400	**1,092,900**	7,027,700
Denominator				
Weighted average common shares outstanding	**98,538,853**	71,287,375	**89,962,736**	67,292,950
Weighted average special warrants outstanding	**—**	5,380,435	**4,193,407**	1,813,187
Dilutive effect of:				
Non-employee stock options	**856,641**	599,460	**950,322**	328,443
Common share purchase warrants	**3,500,000**	4,108,696	**1,179,487**	4,747,253
Common share purchase options	**1,698,074**	223,462	**1,357,204**	559,773
Employee stock options	**1,698,906**	1,054,918	**1,527,219**	790,769
Sum	**106,292,474**	82,654,346	**99,170,375**	75,532,375
Diluted income (loss) per common share	**0.00**	0.03	**0.01**	0.09

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

5. EMPLOYEE STOCK OPTIONS

The following is a continuity schedule for the first nine months of 2003 of options outstanding under the Company's 1994 and 1996 employee stock option plans (each, an "ESOP"), which were put into effect in June 1994 and November 1996, respectively:

	Number of options	Weighted average exercise price CDN$
Balance, December 31, 2002	4,905,635	$1.50
Granted	1,449,000	$2.07
Exercised	(1,264,167)	$1.17
Expired	(50,000)	$2.05
Balance, September 30, 2003	5,040,468	$1.73

Of the total number of options reflected in the above table, 1,401,300 relate to the 1994 ESOP and 3,639,168 relate to the 1996 ESOP.

On February 19, 2003, the Company granted 1,349,000 new stock options under the 1996 ESOP, with a strike price of CDN$2.05 and a maturity of five years. In addition, 100,000 further stock options, with a strike price of CDN$2.30 and a maturity of five years, were issued in June 2003.

Pro forma disclosures

For purposes of the pro forma disclosures required by Section 3870 of the CICA Handbook, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for nine months period ended September 30, 2003: 5.0 years expected term, 90% volatility, 3.0% interest rate and an expected dividend yield of 0% since no dividend payments were made; and for the nine months period ended September 30, 2002: 5.0 years expected term, 92% volatility, 5.0% interest rate and an expected dividend yield of 0% since no dividend payments were made.

The total pro forma fair value of options granted in each of the three and nine month periods ended September 30, 2003 and 2002 was as follows:

	Pro forma fair value of options granted $
Options granted in the three month period ended	
September 30, 2002	21,700
September 30, 2003	—
Options granted in the nine month period ended	
September 30, 2002	40,400
September 30, 2003	1,403,900

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

5. EMPLOYEE STOCK OPTIONS (continued)

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized over the options' vesting period.

The cost of stock-based compensation for the three months periods ended September 30, 2003 and 2002 would be $211,000 and $53,700, respectively ($632,900 and $161,200, for the nine months periods ended September 30, 2003 and 2002, respectively). The resulting pro forma net income (loss) and net income (loss) per share is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003 $	2002 $	2003 $	2002 $
Pro forma net income (loss) attributable to common shareholders	222,800	2,323,700	460,000	6,866,500
Pro forma net income (loss) per common share-				
Basic	0.00	0.03	0.00	0.10
Diluted	0.00	0.03	0.00	0.09

6. DERIVATIVE FINANCIAL INSTRUMENTS

In February 2003, the Company purchased call options with the same term to maturity and exercise price as some of the Euro 405/oz call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the offset written call options denominated in Euros. The fair value of the purchased call options on the date of purchase was $1,925,200. This amount was recorded in Other assets and Other current assets depending on its maturity. As at March 31, June 30, 2003 and September 30, 2003, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, eliminating any impact on net income.

As at September 30, 2003, the fair value of the gold call options in 2002 and 2003, to offset some of the previously written gold call options, amounted to $3,780,600 and was simultaneously accounted in Other current assets ($643,900), Other assets ($3,136,700), Accounts payable and accrued liabilities ($643,900) and Other long-term liabilities ($3,136,700).

7. SUBSEQUENT EVENTS

Acquisition of Exploraciones Mineras del Cantábrico, S.L.

On October 28, 2003, the Company acquired, through its wholly-owned subsidiary Naraval, 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. ("EMC").

EMC is a Spanish exploration company having mineral rights in the Asturias, Extremadura (Ossa Morena) and Aragon regions of Spain. The mineral rights located in Asturias include the Salave gold deposit.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2003 and 2002 (unaudited)

7. SUBSEQUENT EVENTS (continued)

These mineral rights at Salave are currently leased for an undefined period of time in exchange for a royalty of 3.0% of net smelter return, with a minimum payment in any given year of approximately $0.5 million. The lease agreement is conditional upon the fulfillment by the lessee, under Spanish mining laws, of annual work commitments on the properties, provision of guarantees and maintenance of all relevant permits necessary to keep the mineral rights in good standing legally.

The acquisition cost of EMC amounted to $6.0 million, of which $1.7 was paid by the issuance of 600,276 shares of the Company valued at CDN$3.65 per share, with the remaining $4.3 paid in cash. The book value of EMC on the acquisition date totaled $0.9 million, most of which was cash. As such, net cash applied to the acquisition amounted to $3.5 million.

8. COMPARATIVE FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period financial statements.